September 4, 2025

Brian Windsor
Chief Executive Officer
Rein Therapeutics, Inc.
12407 N. Mopac Expy., Suite 250 #390
Austin, TX 78758

       Re: Rein Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed September 3, 2025
           File No. 333-290016
Dear Brian Windsor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Daniel K. Donahue